02017233

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of SEPTEMBER 2002

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

FIATNEWS
Fiat USA Inc./Corporate Communications Dept./375 Park Avenue, New York, NY 10152-0071/Tel: (212) 207-0947 Fax: (212) 421-5194

NEWS RELEASE

For Immediate Release

The Board of Directors of Fiat S.p.A., meeting today in Turin, under the chairmanship of Paolo Fresco, approved the Group's half yearly report which included the financial results already examined by the Board of Directors' Meeting held on July 29 and disclosed on that occasion.

KEY DEVELOPMENTS

During the first half of 2002, the Fiat Group made significant progress in its effort to strengthen its financial and manufacturing structure.

The most significant financial transactions completed during the period included capital increases by Fiat S.p.A. and, subsequently, by CNH Global; an agreement with key lending banks that provided the support needed to implement the Group's industrial plan; an agreement currently being finalized with the partners in Italenergia that will give the Group access to additional financial resources; the sale of a 34% interest in Ferrari to Mediobanca; and the sale of some of Magneti Marelli's operations. These transactions, which have an aggregate value of about 7 billion euros, have strengthened the Group's balance sheet considerably.

Initiatives in the manufacturing area included the reorganization of Fiat Auto into independent Business Units with full responsibility for their operating performance and the implementation of a plan designed to re-energize the Automobile Sector by improving efficiency and sales quality, reducing costs and renewing the model line.

In June, the Board of Directors made new appointments to the Group top management team.

PERFORMANCE IN THE FIRST HALF OF 2002

An analysis of market conditions during the first half of 2002 shows a further sizable contraction of the demand for automobiles, which, compared with the same period a year ago, shrank by 4.6% for all of Western Europe and by an even greater amount (13.4%) in Italy. Among other countries, the demand slump worsened in Brazil (-12.6% compared with the first six months of 2001), Poland (-18.8%) and Turkey (-54%).

The market for agricultural equipment continued to improve in North America (+2%) and expanded even more in Europe (+7%). However, demand for construction equipment was again down sharply both in North America (-11%) and Europe (-14%).
In Italy, the market for commercial vehicles expanded by a further 6.1%, as demand for light and medium-range vehicles increased, due in part to the tax incentives provided under the *Tremonti Bis* Law. In Europe, the overall market contracted by 9.1%, with a larger decline (-14.4%) in the heavy-range vehicle segment.

From an operating standpoint, the first half was characterized by a continuation of the challenging situation that the Group is facing as a result of Fiat Auto's negative performance. The Automobile Sector was affected more than had been anticipated by the overall weakness of the markets where it operates and by the Fiat brand's loss of market share. The sales decline was especially pronounced in Italy, where demand was down sharply toward the end of the period, as customers waited for the enactment of tax incentives, which the Government approved at the beginning of July. A positive performance by the Group's other Industrial and Services Sectors helped offset the unfavorable results posted by the Automobile Sector.

Consolidated Group revenues came to 28,755 million euros. The decrease of 5.8% compared with the first six months of 2001 is attributable to a significant decline in revenues (-13%) at Fiat Auto.

The **operating result** was negative by 426 million euros (operating income of 528 million euros in the first half of 2001), as the income generated by the other Industrial and Services Sectors (397 million euros) was insufficient to offset the loss of 823 million euros incurred by Fiat Auto, which had operated at breakeven in the first half of 2001.

The Group reported a **loss before taxes** of 528 million euros, compared with income of 633 million euros in the first six months of 2001.

The **Group's interest in the net result** for the period (i.e., after minority interest) was a loss of 563 million euros compared with earnings of 383 million euros in the first half of 2001. The positive contribution of the extraordinary transactions completed during the period (particularly a gain of 671 million euros on the sale of a 34% interest in Ferrari) was offset primarily by the charges incurred to mark to market the securities portfolios of the Group's insurance companies.
At June 30, 2002, the **net financial position** showed net borrowings of 5,788 million euros, compared with 6,035 million euros at December 31, 2001. The reduction in debt exposure in the first half of 2002 was made possible by the capital increases of Fiat S.p.A. and CNH, the proceeds generated by the sale of the interest in Ferrari, the disposal of Magneti Marelli's Aftermarket and Electronic Systems operations, and foreign exchange gains. The net financial position was also affected by working capital funding requirements, capital investments, dividend distributions, CNH's acquisition of a major interest in Kobelco, and Iveco's purchase of an additional 15% interest in Irisbus.

PERFORMANCE OF THE PRINCIPAL SECTORS

Fiat Auto

The first half of the year was especially challenging for **Fiat Auto**, which experienced a decrease in unit sales and market share and reported an operating loss of 823 million euros.

Several factors had an impact on the Sector's financial and operating performance. First of all, there was a decrease in unit sales attributable to the strategic decision to improve the quality of sales - and, consequently, their profitability - by drastically reducing the reliance on channels that, while significant in terms of quantity, do not generate adequate returns. To make matters worse, demand contracted throughout Europe. The drop was particularly significant in Italy toward the end of the period, due to the impact that the announcement of upcoming tax incentives had on sales during the closing months of the period, as consumers deferred purchases, especially in the city car and compact segments, where the Fiat brand has a particularly strong presence. Sales were also heavily penalized by a demand slump in Brazil, where economic conditions remain worrisome, and in Poland.

On a more positive note, the Fiat Stilo took the leadership of the Italian market for three- and five-door sedans and has produced double the unit sales that the Bravo/Brava models achieved in Europe. At the same time, the Alfa 147 is being extremely well received and sales of light commercial vehicles continued at a healthy level.
The success of the new Ducato has enabled the Fiat brand to achieve a leadership position in the European market. Customer orders for new products, particularly the Lancia Thesis and Phedra, which had their commercial launch in Italy at the end of the first half of the year, are running ahead of expectations.

The sharp decline in total unit sales (-17%) significantly reduced the base available to absorb fixed production costs. This had a negative impact on the operating result of Fiat Auto, which was also affected by the higher provisions that had to be recognized following the extension of the warranty period from one to two years and a rise in research and development outlays.

Nevertheless, a comparison between the beginning and closing months of the first half of 2002 shows that a further decline in unit sales did not produce a deterioration in the level of profitability. This positive development validates the strategy of seeking to improve the quality of sales and demonstrates the effectiveness of programs implemented to produce short-term and structural improvements through cost reductions, which were achieved by cutting all expense items that do not have an impact on product quality and innovation; reducing inventories of used cars; and maximizing the growing synergies generated by the industrial alliance with General Motors.

The collaborative relationship established with General Motors continued with the vigorous implementation of programs that will lead to the design of joint platforms for the production of common components and will further the integration of Fiat Auto in an "industrial federation" with GM. Current programs, which over the medium term will result in the two partners sharing 50% of their components, are focused primarily on future products for the small-car segment, where the combined unit sales of Fiat Auto and General Motors are the highest in Europe, and for the premium car market, where both manufacturers have a significant presence.

The Sector made further progress in product innovation. In the coming months, it will launch the Alfa 147 GTA and the even more important Fiat Stilo Station Wagon, which will round out the Fiat-brand mid-range model line.

An analysis of recent market trends shows that demand patterns changed in July and even more in August. While demand in Italy is falling less rapidly compared with a year ago and there are signs that consumers are starting to respond to the government's environmental incentives, in the rest of Europe the downward slide has been accelerating everywhere except for the United Kingdom. In this environment, which is characterized by diverging trends and greater than anticipated challenges, particularly in Europe where economic growth is low and the outlook uncertain, Fiat Auto's market share has rebounded above 30% in Italy and stabilized at 8.4% for all of Europe.

Other Industrial and Services Sectors

The Group's Other Industrial and Services Sectors performed in accordance with expectations in the first half of 2002.

These Sectors had **aggregate revenues** of about 17 billion euros, about the same as in the first six months of 2001. **Operating income** totaled 397 million euros, compared with 525 million euros in the same period last year.

CNH Global

In the first half of 2002, CNH benefited from higher sales of agricultural equipment but was adversely affected by weak demand for construction equipment both in North America and Europe. The Sector responded to these unfavorable market conditions by continuing to implement programs to reduce inventories.

CNH's operating result was in line with expectations, as the Sector countered the negative impact of a drop in unit sales of construction equipment by maximizing the synergies created through the integration of New Holland and Case, increasing operating efficiency through process reengineering programs and reducing overhead.

During the second quarter of 2002, CNH launched the first agricultural equipment models developed since the merger of New Holland and Case. These innovative machines replace those previously manufactured by operations that had to be divested under the terms of the merger imposed by the antitrust authorities and have better profit margins per unit than the pre-merger models.

No significant new developments occurred in July and August. Compared with the same period in 2001, CNH reported slightly higher sales of agricultural equipment, but continued to be penalized by a widespread slump in the demand for construction equipment.

Iveco

During the first six months of 2002, the availability of a largely renovated product line enabled Iveco to continue to improve its position in a European market that, with the sole exception of Italy, contracted across the board, but especially in the heavy-range vehicle segment. At the European level, the Sector retained its share of the light vehicle segment, increased its penetration of the heavy-range vehicle market thanks to the first registrations of the new Stralis and consolidated its leadership of the intermediate vehicle segment.

Even though unit sales were down due to general weakness in the European market, Iveco succeeded again in reporting a positive operating result despite greater price competition than a year ago in every field of activity, which was offset only in part by the implementation of plans designed to reduce overhead.

The most significant trend during the July-August period was an intensification of price competition, which put increased pressure on margins. As to market trends, while there was no change in business conditions compared with the first half of the year, Iveco continued to post higher unit sales. Compared with the same period in 2001, unit shipments were up for all segments, with heavy vehicles showing the best sale performance.

Other Sectors

The Components Sectors (**Teksid**, **Comau** and **Magneti Marelli**) were also affected by a decline in unit sales, which was caused mainly by weak demand from European carmakers. **Magneti Marelli** was able to report a smaller operating loss despite a reduction in revenues that is attributable in part to the divestiture of its Aftermarket and Electronic Systems operations earlier this year.

FiatAvio continued to post outstanding operating results even though sales were down slightly due mainly to the postponement of space launches under the Ariane program and, in the second quarter, slower deliveries of commercial aircraft engines.

As for the services Sectors, **Toro Assicurazioni** was affected by temporary weakness in its life insurance business and, more importantly, by the negative impact of falling financial markets on its securities portfolio. The Sector responded to these unfavorable developments by cutting costs and streamlining its customer portfolio. **Business Solutions** reported gains both in revenues and profitability.

Ferrari posted positive operating results and was able to clinch the Formula 1 Drivers' World Championship and Constructors' World Championship well before the end of the season, winning these two titles for the third and fourth year in a row, respectively. These achievements confirm once again the excellence of Ferrari's technology and the sophistication of the technical resources provided by the Group. The great value of this asset was underscored by the price of the recent offer made by Mediobanca for 34% of Ferrari's capital stock.

OUTLOOK FOR THE BALANCE OF THE YEAR

Based on the result for the first half and taking into account recent economic and market trends, the Fiat Group expects 2002 to be another year of transition.

In terms of operating performance, the result of the full year will be adversely affected by the performance of Fiat Auto. As a result, the Group expects to close the year with an operating loss in line with the loss reported in the first half of 2002. However, given the fact that typically the third quarter is adversely affected by unfavorable seasonal factors, the operating result for the full year will reflect the Group's ability to stage a turnaround in the last three months of the year.

As regards Fiat Auto, the Sector could benefit from an upturn in unit sales made possible by the positive impact of the incentives available in Italy for the purchase of environmentally friendly cars. However, some important developments require that the forecasting of future results be approached with some caution: on the one hand, the need for the Sector to respond to the aggressive sales promotions launched by its competitors and, on the other, a likely continuation of the demand contraction that is affecting most European countries.

The Group's balance sheet has been considerably strengthened during the first half of the year, but management must remain firmly committed to reducing working capital requirements and applying a rigorously selective approach when making capital investment decisions.

The Fiat Group intends to achieve the targets formally agreed upon this past July with its lending banks, using resources obtained through operating cash flow and, when appropriate, through additional divestitures of nonstrategic assets, as was the case with the agreement reached this past August for the sale of the Teksid Aluminum Business Unit to the Questor Management Company (this sale is subject to the approval of the antitrust authorities). Under the agreement reached with the lending banks, the progress made toward attaining these objectives will be measured by taking into account the proceeds generated by the Italenergia transactions and by all binding contracts for the sale of assets, including those not yet finalized.

While significant obstacles remain, thanks to the transactions completed in the first half of 2002 the Fiat Group is under significantly less financial pressure and can pursue its objective of a stronger industrial position with greater confidence.

FINANCIAL HIGHLIGHTS

Fiscal 2001	(in millions of euros)	1st half 2002	1st half 2001
58,006	**Net revenues**	**28,755**	30,528
8,152	**Gross operating margin**	**3,697**	4,762
6,149	**Overhead**	**3,120**	3,184
1,817	**Research and development**	**940**	910
318	**Operating result**	**(426)**	528
(1,174)	**Investment and financial income (expenses)**	**(619)**	(454)
359	**Extraordinary income (expenses)**	**517**	559
(497)	**Result before taxes and minority interest**	**(528)**	633
(445)	**Fiat interest in net result**	**(563)**	383
(6,035)	**Net financial position as at June 30**	**(5,788)**	(5,542)

REVENUES BY SECTOR

Fiscal 2001	(in millions of euros)	1st half 2002	1st half 2001
24,440	**Automobiles** (Fiat Auto)	**11,770**	13,539
10,777	**Agricultural and Construction Equipment** (CNH Global)	**5,691**	5,677
8,650	**Commercial Vehicles** (Iveco)	**4,508**	4,338
1,058	**Ferrari**	**587**	536
1,752	**Metallurgical Products** (Teksid)	**950**	961
4,073	**Components** (Magneti Marelli)	**1,784**	2,267
2,218	**Production Systems** (Comau)	**992**	1,022
1,636	**Aviation** (FiatAvio)	**787**	814
347	**Publishing and Communications** (Itedi)	**181**	174
5,461	**Insurance** (Toro Assicurazioni)	**2,446**	2,543
1,805	Services **(Business Solutions)**	922	**701**
(4,211)	Miscellanea and Eliminations	(1,863)	**(2,044)**
58,006	Total for the Group	28,755	**30,528**

OPERATING RESULT BY SECTOR

Fiscal 2001	(in millions of euros)	1st half 2002	1st half 2001
(549)	**Automobiles** (Fiat Auto)	**(823)**	3
209	**Agricultural and Construction Equipment** (CNH Global)	**161**	227
271	**Commercial Vehicles** (Iveco)	**36**	150
62	**Ferrari**	**10**	17
15	**Metallurgical Products** (Teksid)	**12**	33
(74)	**Components** (Magneti Marelli)	**(10)**	(15)
60	**Production Systems** (Comau)	**(5)**	18
186	**Aviation** (FiatAvio)	**119**	97
(2)	**Publishing and Communications** (Itedi)	**(1)**	(3)
68	**Insurance** (Toro Assicurazioni)	**105**	25
73	Services **(Business Solutions)**	38	**26**

(1)	Miscellanea and Eliminations	(68)	**(50)**
318	Total for the Group	(426)	**528**

Turin, September 12, 2002

For additional information please contact:
Dante Raspa
FIAT USA
Corporate Communication Department
Phone (212) 207-0947
Fax (212) 421-5194
Email draspa@fiatusa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 12, 2002

FIAT S.p.A.

BY: [signature]
James J. Kennedy
Power of Attorney